FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: December 1, 2003	James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol:  TSX: CRY  NASDAQ: CRYP;  LSE: CRP

LITTLEWOODS GAMING LAUNCHES LIVE PERSON-TO-PERSON
ONLINE POKER USING CRYPTOLOGIC SOFTWARE

CryptoLogic technology helps Littlewoods expand into one of the Internet’s fastest growing markets
& extend the popularity of poker to its more than one million customers

December 1, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that Littlewoods Gaming – a trusted name in UK gaming for 80 years – debuted its new poker room at www.littlewoodspoker.com powered by WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic. Littlewoods Gaming customers can now instantly enjoy live person-to-person poker excitement, one of the world’s favorite card games with real players from around the globe.

“Real-money poker on the Internet is a big growth market – and for CryptoLogic, it’s a great opportunity to increase our market leadership with a major land-based international operator,” said Lewis Rose, CryptoLogic’s President and CEO. “We have worked with Littlewoods Gaming to establish its brand as one of the premier casinos on the Internet. And by leveraging its trusted reputation, its extensive customer base and now also our leading poker technology, we expect Littlewoods Gaming to achieve further growth.”

Poker has quickly become a favorite with Internet users. While online casinos still represent tremendous potential, poker today is where online casinos were five years ago. Poker was estimated at about 5% of the $3.5 billion global online gaming market last year. By leveraging CryptoLogic-developed poker software, some of the most prominent online and land-based gaming operations in the world are experiencing exciting growth in their online businesses driven by this large, emerging game segment that attracts a strong online community of loyal players.

“We are delighted to bring poker to life for our customers and offer an enhanced gaming experience,” said Phil Kissane, Head of Casino, Littlewoods Gaming. “CryptoLogic’s proven poker solution will allow Littlewoods Gaming to increase player loyalty with a broader portfolio of games and expand into a new high-growth market. Our customers can get a game at any time, challenging hundreds of real money players around the world in fun poker play.”

Littlewoods Poker brings the fast-paced excitement of poker live to the Internet. Customized to the same look, feel and integrity of its brand, Littlewoods’ online poker room offers the most popular Texas Hold’em, Omaha and 7-Card Stud games. With WagerLogic’s centralized poker offering, players can choose from a seemingly endless number of tables and stake levels. Daily tournaments offer chances at big cash prizes, and are a popular marketing feature that increases player appeal and traffic.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the London Stock Exchange (symbol: CRP). There are currently 12.3 million common shares outstanding.

About Littlewoods Gaming
A dominant force within the home gaming industry, and most famous for its Littlewoods Football Pools, Littlewoods Gaming has drawn upon over 80 years of experience to develop a portfolio of brands that are leading the way in entertainment-based gaming. Harnessing the latest interactive TV and Internet technologies, Littlewoods Gaming provides a mix of betting and gaming solutions for the mass market.

The Littlewoods Gaming portfolio of products includes: football pools and football games, sports betting, charity lotteries and casino and entertainment games. These products are accessed by over 1.7 million customers via a series of channels including the Internet, iDTV, telephone, retail outlets and a UK wide collector network.

Littlewoods Gaming is owned by Sportech PLC, which has a full listing on the London Stock Exchange and recorded a turnover of £195.3 million for the year ended 31 December 2002.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, 44 20 7831 3113 (United Kingdom media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.